

March 16, 2023

Cyril Lesser
Chief Financial Officer
Forbion European Acquisition Corp.
4001 Kennett Pike, Suite 302
Wilmington, Delaware 19807

      Re: Forbion European Acquisition Corp.
          Form 10-K for the year ended December 31, 2021
          File No. 001-41148

Dear Cyril Lesser:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction